EXHIBIT 11 – COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended
	March 31,
(In thousands of dollars, except per share data)	2007	2006
Numerator:
Net income (loss)	$16,084	$8,133

Effect of dilutive securities – none	—	—

Numerator for net income per common share – diluted	$16,084	$8,133

Denominator:
Weighted average common shares	354,603	350,001

Effect of dilutive securities	902	—

Denominator for net income per common share – diluted	355,505	350,001

Net income (loss) per common share:

Basic	$.05	$.02

Diluted	$.05	$.02